# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WEST FRASER TIMBER CO., LTD, CIK 0001402388
CUSIP: 952845105
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 885 WEST GEORGIA STREET, SUITE 1500, VANCOUVER, British Columbia Canada (A1), V6C 3E8
Date of event which requires filing of this statement: 11/05/2026
Filed by CIK 0001966736
Persons authorized to receive notices and communications: Joshua Slovin, 1075 Peachtree St NE, STE 3000, Atlanta, Georgia (GA), 30309, 404-541-4914

## Reporting persons
- Banasino Investments S.a r.l. (CIK 0001966736): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 8,356,494; sole dispositive power 0; shared dispositive power 8,356,494; aggregate amount beneficially owned 8,356,494 (11% of the class)
  Comment: With respect to Number 8, 10, and 11 above, this amount consists of Common Shares of West Fraser Timber Co. Ltd., a British Columbia corporation (the "Issuer"), directly held by Banasino Investments S.a r.l. Any action by Banasino Investments S.a r.l. with respect to the Issuer or the Issuer's securities held by Banasino Investments S.a r.l., including voting and dispositive decisions, is made by the directors of Banasino Investments S.a r.l., each of whom is appointed and may be removed by Banasino Establishment, the parent company of Banasino Investments S.a r.l. following the Restructuring described in Item 4 hereof.
  
  With respect to Number 13 above, percentage ownership is based on an aggregate number of outstanding common shares of 76,022,344 as of July 28, 2026, as disclosed in Exhibit 99.2 to the Issuer's Form 6-K filed with the SEC on July 29, 2026.
- Banasino Establishment: type of reporting person: other (OO); citizenship or place of organization: Liechtenstein (N2); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,356,494; sole dispositive power 0; shared dispositive power 8,356,494; aggregate amount beneficially owned 8,356,494 (11% of the class)
  Comment: With respect to Number 8, 10, and 11 above, this amount consists of Common Shares of the Issuer, directly held by Banasino Investments S.a r.l., for which Banasino Establishment, as a result of Restructuring (as defined below) may be deemed to be a beneficial owner. As a result of the Restructuring, Banasino Establishment is the direct and sole (100%) shareholder of Banasino Investments S.a r.l.
  
  With respect to Number 13 above, percentage ownership is based on an aggregate number of outstanding common shares of 76,022,344 as of July 28, 2026, as disclosed in Exhibit 99.2 to the Issuer's Form 6-K filed with the SEC on July 29, 2026.
- Naruso Stiftung: type of reporting person: other (OO); citizenship or place of organization: Liechtenstein (N2); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,356,494; sole dispositive power 0; shared dispositive power 8,356,494; aggregate amount beneficially owned 8,356,494 (11% of the class)
- Banasino Foundation: type of reporting person: other (OO); citizenship or place of organization: Liechtenstein (N2); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,356,494; sole dispositive power 0; shared dispositive power 8,356,494; aggregate amount beneficially owned 8,356,494 (11% of the class)
  Comment: With respect to Number 8, 10, and 11 above, this amount consists of Common Shares of the Issuer, directly held by Banasino Investments S.a r.l., for which Banasino Foundation, as a result of the Restructuring (as defined below), may be deemed to be a beneficial owner. As a result of the Restructuring, Banasino Foundation may be deemed to be a beneficial owner by virtue of its 33.33% voting rights and 100% profit rights in Banasino Establishment.
  
  With respect to Number 13 above, percentage ownership is based on an aggregate number of outstanding common shares of 76,022,344 as of July 28, 2026, as disclosed in Exhibit 99.2 to the Issuer's Form 6-K filed with the SEC on July 29, 2026.
- Betuva Stiftung: type of reporting person: other (OO); citizenship or place of organization: Liechtenstein (N2); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,356,494; sole dispositive power 0; shared dispositive power 8,356,494; aggregate amount beneficially owned 8,356,494 (11% of the class)
  Comment: With respect to Number 8, 10, and 11 above, this amount consists of Common Shares of the Issuer, directly held by Banasino Investments S.a r.l., for which Betuva Stiftung, as a result of the Restructuring (as defined below), may be deemed to be a beneficial owner. As a result of the Restructuring (as defined below), Betuva Stiftung may be deemed to be a beneficial owner by virtue of its 33.33% voting rights in Banasino Establishment.
  
  With respect to Number 13 above, percentage ownership is based on an aggregate number of outstanding common shares of 76,022,344 as of July 28, 2026, as disclosed in Exhibit 99.2 to the Issuer's Form 6-K filed with the SEC on July 29, 2026.
- Luda Stiftung: type of reporting person: other (OO); citizenship or place of organization: Liechtenstein (N2); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: With respect to Number 8, 10, 11, and 13 above, as a result of the Restructuring (as defined below), Luda Stiftung no longer beneficially owns any such Common Shares of the Issuer and will cease to be a Reporting Person (as defined below) immediately upon the filing of this Amendment No. 6 to Schedule 13D.
- Banasino Investments Ltd (CIK 0001900235): type of reporting person: other (OO); citizenship or place of organization: Cyprus (G4); member of a group; source of funds: other (OO), working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: With respect to Number 8, 10, 11, and 13 above, as a result of the Restructuring (as defined below), Banasino Investments Limited no longer beneficially owns any such Common Shares of the Issuer and will cease to be a Reporting Person (as defined below) immediately upon the filing of this Amendment No. 6 to Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: WEST FRASER TIMBER CO., LTD
Address of issuer's principal executive offices: 885 WEST GEORGIA STREET, SUITE 1500, VANCOUVER, British Columbia Canada (A1), V6C 3E8
Comment:
This Amendment No. 6 (this "Amendment No. 6") amends and supplements the original Schedule 13D filed with the SEC by the Reporting Persons on February 3, 2022, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 28, 2022, Amendment No. 2 to Schedule 13D filed with the SEC on June 22, 2022, Amendment No. 3 to Schedule 13D filed with the SEC on November 3, 2022, Amendment No. 4 to Schedule 13D filed with the SEC on February 21, 2023, and Amendment No. 5 to Schedule 13D filed on June 20, 2023 (as so amended, the "Schedule 13D") relating to the Common Shares of the Issuer.

The information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 6. Capitalized terms used but not defined in this Amendment No. 6 have the respective meanings set forth in the Schedule 13D

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed jointly and on behalf of (i) Banasino Investments S.a r.l., a private limited liability company formed under the laws of Luxembourg, (ii) Banasino Establishment, an establishment formed under the laws of Liechtenstein, (iii) Banasino Foundation, a discretionary, irrevocable foundation formed under the laws of Liechtenstein, (iv) Naruso Stiftung, a discretionary, irrevocable foundation formed under the laws of Liechtenstein, (v) Betuva Stiftung, a discretionary, irrevocable foundation formed under the laws of Liechtenstein, (vi) Banasino Investments Limited, a limited liability company formed under the laws of Cyprus, and (vii) Luda Stiftung, a discretionary, irrevocable foundation formed under the laws of Liechtenstein (each a "Reporting Person" and together the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act.

On November 5, 2026, pursuant to the corporate restructuring described in Item 4 hereof (the "Restructuring"), (x) Banasino Investments Limited transferred its entire (100%) equity interest in Banasino Investments S.a r.l. to Luda Stiftung, and (y) Luda Stiftung subsequently transferred its entire (100%) equity interest in Banasino Investments S.a r.l. to Banasino Foundation, which then contributed such equity interest to Banasino Establishment. As a result of the Restructuring, Banasino Establishment became the sole direct shareholder of Banasino Investments S.a r.l. The voting rights in Banasino Establishment are held as follows: Banasino Foundation (33.33%), Naruso Stiftung (33.33%), and Betuva Stiftung (33.33%). Banasino Foundation holds 100% of the profit rights in Banasino Establishment.

Banasino Investments Limited and Luda Stiftung are each listed as a Reporting Person for the final time in connection with this Amendment No. 6 to disclose the transfers described above, consistent with the requirements of 17 CFR 240.13d-101 (Special Instructions for Complying with Schedule 13D - Item 4). Following the Restructuring, neither Banasino Investments Limited nor Luda Stiftung beneficially owns any Common Shares of the Issuer.

As a result of the Restructuring, the Reporting Persons entered into a joint filing agreement (the "Fourth Joint Filing Agreement"). The Fourth Joint Filing Agreement is attached hereto as Exhibit 99.7 and supersedes all prior joint filing agreements with respect to the Schedule 13D.
Residence or business address: The principal business address of Banasino Investments S.a r.l. is 1 Rue Gadderscheier, 4984 Soleuvre, Luxembourg. The principal business address of Banasino Establishment is Austrasse 79, 9490 Vaduz, Liechtenstein. The principal business address of Banasino Foundation is Austrasse 79, 9490 Vaduz, Liechtenstein. The principal business address of Naruso Stiftung is Austrasse 79, 9490 Vaduz, Liechtenstein. The principal business address of Betuva Stiftung is Austrasse 79, 9490 Vaduz, Liechtenstein. The principal business address of Banasino Investments Limited is Grayoak House, 9 Tagmatarchou Pouliou, 1101 Ayios Andreas, Nicosia, Cyprus. The principal business address of Luda Stiftung is 79 Austrasse, 9490 Vaduz, Liechtenstein. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule A and incorporated by reference herein.
Present principal occupation or employment:
Banasino Investments S.a r.l. operates as a holding company with principal activities of investing in securities, commodities, bonds as well as considering other long-term investment proposals looking for long-term capital returns. Banasino Establishment operates as a holding company. Banasino Foundation is a discretionary, irrevocable foundation, the purpose of which is administering, securing and increasing the assets of the foundation. Naruso Stiftung is a discretionary, irrevocable foundation, the purpose of which is administering, securing and increasing the assets of the foundation. Betuva Stiftung is a discretionary, irrevocable foundation, the purpose of which is administering, securing and increasing the assets of the foundation. Banasino Investments Limited operates as a holding company with principal activities of holding investments in companies in the financial and insurance business and the wood-panel manufacturing industry and providing management information systems and software licensing. Luda Stiftung is a discretionary, irrevocable foundation, the purpose of which is administering, securing and increasing the assets of the foundation, securing the continued existence of any directly or indirectly held companies and supporting beneficiaries through distribution of benefits.

Banasino Investments S.a r.l. was, prior to the Restructuring, a wholly-owned subsidiary of Banasino Investments Limited and an indirect subsidiary of Luda Stiftung. Following the Restructuring, Banasino Investments S.a r.l. is a wholly-owned subsidiary of Banasino Establishment and an indirect subsidiary of Banasino Foundation, Naruso Stiftung, and Betuva Stiftung. Banasino Foundation, Naruso Stiftung, and Betuva Stiftung each hold 33.33% of the voting rights in Banasino Establishment, while Banasino Foundation holds 100% of the profit rights in Banasino Establishment.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to add the following:

The information set forth in Item 2 of this Amendment No. 6 is hereby incorporated by reference into this Item 3.

The Restructuring involved the transfer of the entire (100%) equity interest in Banasino Investments S.a r.l. and did not involve any transfer of the Common Shares of the Issuer. No Common Shares were acquired or disposed of by any Reporting Person in connection with the Restructuring. The number of Common Shares directly held by Banasino Investments S.a r.l. (8,356,494) was not affected by the Restructuring.

No funds were expended by any Reporting Person in connection with the Restructuring, which was effected by way of transfer and contribution of the entire equity interest in Banasino Investments S.a r.l. rather than by purchase.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following: The information in Items 2, 3 and 5 of this Amendment No. 6 and in Item 6 of the Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer's business and financial condition, results of operations and prospects and the Reporting Persons' respective interests in, and intentions with respect to, the Issuer and the Reporting Persons' respective investments in the securities of the Issuer; general economic and industry conditions; financial and stock market considerations, including the market price of securities of the Issuer and currency fluctuations; developments with respect to the business of the Reporting Persons; changes in law and government regulations; as well as other developments and other business or investment opportunities. Subject to and based upon that ongoing evaluation, the Reporting Persons may, at any time and from time to time, (i) determine to acquire additional securities of the Issuer, and the Reporting Persons reserve the right to acquire additional securities of the Issuer in the future, (ii) dispose of all or a portion of the securities of the Issuer owned by any of them, (iii) propose or undertake an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the Common Shares not held by the Reporting Persons or a merger, acquisition, consolidation or other business combination or reorganization involving the Issuer, or (iv) take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

The Reporting Persons have engaged in, and have completed, an internal reorganization with respect to the ownership structure above Banasino Investments S.a r.l., the direct holder of the Issuer's Common Shares. As part of the Restructuring: (x) Banasino Investments Limited transferred its entire (100%) equity interest in Banasino Investments S.a r.l. to Luda Stiftung, and (y) Luda Stiftung subsequently transferred the entire (100%) equity interest in Banasino Investments S.a r.l. to Banasino Foundation, which then contributed such equity interest to Banasino Establishment. The transfers described in clauses (x) and (y) above occurred simultaneously on November 5, 2026. Following the Restructuring, Banasino Establishment is the sole direct shareholder of Banasino Investments S.a r.l. The Restructuring did not result in any change to the number of Common Shares directly held by Banasino Investments S.a r.l.

Except as described in this Item 4, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 2, 3 and 4 and the cover pages of this Amendment No. 6, and in Item 6 of the Schedule 13D, are hereby incorporated by reference into this Item 5.

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person is set forth in Rows 11 and 13 of the cover page relating to such Reporting Person and is incorporated herein by reference. The aggregate number of Common Shares to which this Schedule 13D relates is 8,356,494 Common Shares, constituting approximately 11.0% of the outstanding Common Shares. Such percentage is based on an aggregate number of outstanding common shares of 76,022,344 as of July 28, 2026, as disclosed in Exhibit 99.2 to the Issuer's Form 6-K filed with the SEC on July 29, 2026.

Following the Restructuring: (i) Banasino Investments S.a r.l. is the direct record holder of, and may be deemed the beneficial owner of, 8,356,494 Common Shares, constituting approximately 11.0% of the outstanding Common Shares; (ii) Banasino Establishment, as the sole direct shareholder of Banasino Investments S.a r.l., may be deemed the beneficial owner of 8,356,494 Common Shares, constituting approximately 11.0% of the outstanding Common Shares; (iii) Banasino Foundation, as the holder of 33.33% of the voting rights and 100% of the profit rights in Banasino Establishment, may be deemed the beneficial owner of 8,356,494 Common Shares, constituting approximately 11.0% of the outstanding Common Shares; (iv) Naruso Stiftung, as the holder of 33.33% of the voting rights in Banasino Establishment, may be deemed the beneficial owner of 8,356,494 Common Shares, constituting approximately 11.0% of the outstanding Common Shares; and (v) Betuva Stiftung, as the holder of 33.33% of the voting rights in Banasino Establishment, may be deemed the beneficial owner of 8,356,494 Common Shares, constituting approximately 11.0% of the outstanding Common Shares.

As a result of the Restructuring, each of Banasino Investments Limited and Luda Stiftung ceased to beneficially own any Common Shares of the Issuer. Prior to the Restructuring, Banasino Investments Limited, as the sole shareholder of Banasino Investments S.a r.l., and Luda Stiftung, as the indirect ultimate beneficial owner of Banasino Investments S.a r.l., each may have been deemed the beneficial owner of 8,356,494 Common Shares, constituting, as reported on Amendment No. 5 to Schedule 13D filed on June 20, 2023, approximately 10.3% of the outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of Common Shares as to which each Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in Rows 7 through 10 of the cover page relating to such Reporting Person and is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except for the Restructuring described in Items 2 and 4 of this Amendment No. 6, no transactions in the Common Shares were effected by any Reporting Person since the most recent filing of Schedule 13D. The Restructuring did not involve any purchase, sale or other transaction in the Common Shares themselves; it consisted solely of transfers and a contribution of the entire (100%) shareholding interest in Banasino Investments S.a r.l., and the 8,356,494 Common Shares directly held by Banasino Investments S.a r.l. were unaffected.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the Restructuring, each of Banasino Investments Limited and Luda Stiftung ceased to be the beneficial owner of more than five percent of the Common Shares on November 5, 2026. Accordingly, this Amendment No. 6 constitutes an exit filing with respect to each of Banasino Investments Limited and Luda Stiftung, and each of them is reported as a Reporting Person herein for the final time.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to add the following:

The information set forth in Items 2, 3 and 5, and the cover pages of this Amendment No. 6 is hereby incorporated by reference into this Item 6.

On November 5, 2026, the Reporting Persons entered into the Fourth Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Fourth Joint Filing Agreement is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

Except as otherwise described herein or in connection with the Restructuring described in Items 2 and 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other persons with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

EX 99.7 Fourth Joint Filing Agreement, dated October 30, 2026

Schedule A Directors and Executive Officers of the Reporting Persons

## Signatures
- Banasino Investments S.a r.l.: /s/ Evangelos Psaras, Evangelos Psaras/Accounting Manager, Director (11/09/2026)
- Banasino Investments S.a r.l.: /s/ Spyridon Gaitanos, Spyridon Gaitanos/Chief Financial Officer, Director (11/09/2026)
- Banasino Establishment: /s/ Dr. Michael Kranz, Dr. Michael Kranz/Director (11/09/2026)
- Naruso Stiftung: /s/ Christopher James Ryan, Christopher James Ryan/Member of the Foundation Board (11/09/2026)
- Naruso Stiftung: /s/ Dr. Christian Golsner, Dr. Christian Golsner/Member of the Foundation Board (11/09/2026)
- Naruso Stiftung: /s/ Jorg Uwe Lippok, Jorg Uwe Lippok/Member of the Foundation Board (11/09/2026)
- Naruso Stiftung: /s/ Dr. Marcel Kieber, Dr. Marcel Kieber/Member of the Foundation Board (11/09/2026)
- Banasino Foundation: /s/ Prof. Dr. Patrick Galea, Prof. Dr. Patrick Galea/Member of the Foundation Board (11/09/2026)
- Banasino Foundation: /s/ Dominik Gebhard Risch, Dominik Gebhard Risch/Member of the Foundation Board (11/09/2026)
- Banasino Foundation: /s/ Fabien Loris Ruf, Fabien Loris Ruf/Member of the Foundation Board (11/09/2026)
- Betuva Stiftung: /s/ Prince Michael von und zu Liechtenstein, Prince Michael von und zu Liechtenstein/Member of the Foundation Board (11/09/2026)
- Betuva Stiftung: /s/ Christoph Anton Nutt, Christoph Anton Nutt/Member of the Foundation Board (11/09/2026)
- Betuva Stiftung: /s/ Nikolay Lazarov Bankov, Nikolay Lazarov Bankov/Member of the Foundation Board (11/09/2026)
- Betuva Stiftung: /s/ Dr. Wolfgang Hermann Seifert, Dr. Wolfgang Hermann Seifer/Member of the Foundation Board (11/09/2026)
- Luda Stiftung: /s/ Clive David Stanford, Clive David Stanford/Member of the Foundation Board (11/09/2026)
- Luda Stiftung: /s/ Dr. Matthias K. Muller, Dr. Matthias K. Muller/Member of the Foundation Board (11/09/2026)
- Luda Stiftung: /s/ Dr. Michael Kranz, Dr. Michael Kranz/Member of the Foundation Board (11/09/2026)
- Banasino Investments Ltd: /s/ Omiros Omirou, Omiros Omirou/Director (11/09/2026)
- Banasino Investments Ltd: /s/ Lambros George Hajigeorghi, Lambros George Hajigeorghi/Director (11/09/2026)